March 23, 2023

VIA EDGAR

Richard Alper

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MCI Income Fund VII, LLC
Amendment No. 2 on Form 1-A
Initially Filed November 18, 2022
File No: 024-12073
CIK: 0001954416

Dear Mr. Alper:

This letter is submitted on behalf of MCI Income Fund VII, LLC, a Delaware limited liability company (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated February 23, 2023 with respect to the Issuer’s Offering Statement on Form 1-A (File No. 024-12073), filed with the Commission on November 18, 2022, and the First Amendment to the Issuer’s Offering Statement on Form 1-A/A, filed with the Commission on January 5, 2023 (together, the “Offering Statement”). This letter is being submitted contemporaneously with the filing of the second amendment of the Offering Statement (the “Second Amendment”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in the Second Amendment.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

1)	Please revise your organizational chart and related disclosure to detail all relevant entities. Please include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity.

Issuer’s Response: The Issuer directs the Staff to the revised Organizational Chart on page 44 of the Second Amendment.

2)	It appears that the sponsor's track record of its prior programs would present meaningful material information to investors. With a view toward disclosure, please tell us the sponsor's track record, including historical prior programs, operations of prior programs, acquisition data and commissions, management compensation and other compensation data, any material adverse business developments experienced by any prior programs, or provide us with a detailed analysis as to why this information is not material to investors.

In addition, we note your disclosure that the primary investment objectives of your private real estate lending programs include lending capital to Megatel for the acquisition of real property for development and construction activities. Please provide us with a description of the contractual arrangements that exist between your prior programs and Megatel including interest charged, repayment terms, and guarantees.

Issuer’s Response: The Issuer would respectfully submit that additional information related to the Sponsor’s prior programs would not be material to investors, and could even perhaps be a source for confusion for prospective investors. To that point, please see the additional disclosure found at page 64. The Issuer included the track record of its Sponsor on page 64 of its disclosure in an effort to provide some information about previous offerings of the Sponsor related to funds that provide financing for construction and development purposes, somewhat similar to the model of the Issuer.  However, additional information on these offerings, besides what has been disclosed, would not be helpful because these previous offerings are different in that they are or were subject to a common master credit facility and investment allocation policy covering multiple development and construction arms.

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Conversely, the Issuer is not subject to a master credit facility or investment allocation policy with these other funds. The Issuer’s structure is far more linear and isolated, in that it will loan funds solely to the MCI Development 1, LLC (the “Developer”) and the Developer’s special-purpose entities for development projects. The Issuer and Developer’s compartmentalization from other privately placed funds and the property and development entities such funds finance can more clearly be observed on the revised Organizational Chart on page 44 of the Second Amendment, wherein despite similar ownership, the Issuer and the Developer operate separate from other entities in the Sponsor’s enterprise. Moreover, unlike these prior programs, the Issuer will not enter into any guarantees or other contracts with its Sponsor’s affiliates. The only guarantees involved in the Issuer’s business plan will be guarantees made by the Developer to the Issuer for each project the Issuer funds.

Thus, the Issuer holds the position that additional information about these prior offerings will do little to offer insight into the business and financing plans of the Issuer, and may even result in diverting focus away from the Issuer’s straightforward business plan of providing financing to the Developer and onto these prior, tangentially-related offerings.

3)	We note your response to our prior comment 7 and your related disclosure. In your disclosure you state that construction, development, marketing and sales services associated with projects undertaken by MCI Development 1, LLC will be provided by contracted vendors, which may be affiliates of Megatel Capital Investment, LLC or third parties. Please tell us, and revise your disclosure to discuss, your expectations regarding the use of affiliates of Megatel Capital Investment, LLC to perform these services. In that regard, it appears that MCI Income Fund VII, LLC, MCI Development 1, LLC and Megatel Capital Investment, LLC and its affiliates are all under common control and that affiliates of Megatel Capital Investment, LLC provide all the services MCI Development1, LLC may require. Please address these facts in your discussion of whether you expect MCI Development 1, LLC to contract with affiliates of Megatel Capital Investment, LLC or unrelated third parties for construction, development, marketing and sales services.

Issuer’s Response: The Issuer directs the Staff to the revised disclosure set forth in the Second Amendment under “Offering Circular Summary – The Developer” on page 3, “Business Plan – Description of Developer” on page 48, and the Notes to Financial Statements on page F-15.  The Developer may contract with affiliates of Megatel Capital Investment, LLC for construction, development, marketing and sales services related to the Company’s projects. However, the Developer has not entered into any prospective contracts, nor does it intend to exclusively contract, with such affiliates. While it may be likely that such affiliates would be likely to provide such services in many instances, we understand that the Developer intends to competitively bid such services. If a third party would be more cost-effective, and the Developer believes the services can be adequately provided by such third party, then we would anticipate that Developer would enter contracts with that unrelated third party over an affiliate of Megatel Capital Investment, LLC.

Very truly yours,

/s/ Armin Afzalipour

Armin Afzalipour

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